Exhibit 1.2
LINKTONE LTD.
(the “Company”)
WE, on behalf of Maples Corporate Services Limited, HEREBY CERTIFY THAT the following Special Resolution was passed by the shareholders of the Company at the Annual General Meeting held on 19 October 2009:
THAT Article 127(b) of our Amended and Restated Memorandum and Articles of Association be amended in its entirety as follows:
“(b) Any Related Party Transaction or series of Related Party Transactions with the same or similar subject matter(s) or business purpose(s), in either case with an aggregate value in excess of US$5,000,000, must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a board resolution.”

/s/ Maples and Calder Maples and Calder
4 November 2009